OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street, 11th Floor
New York, New York 10281-1008

October 29, 2010

Via Electronic Transmission

Valerie J. Lithotomos, Esq.

Senior Counsel

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE

Washington, DC 20549

Re:     Oppenheimer Gold & Special Minerals Fund
File Nos. 2-82590 and 811-3694

Dear Ms. Lithotomos:

We have reviewed the comments of the Securities and Exchange Commission (the "Commission") staff, received on October 29, 2010, on Post-effective Amendment No. 49 to the registration statement on Form N-1A (the “Registration Statement”) of Oppenheimer Gold & Special Minerals Fund (the "Fund"), filed with the Commission on October 28, 2010. We have included your comments in italics, followed by our responses.

The captions used below correspond to the captions the Fund uses in the Registration Statement and defined terms have the meanings defined therein.

1.      Please include the fundamental policy with respect to investing 25% in mining securities and metal investments in the Statement of Additional Information.

     We have added the following sentence to the section “Special Risks of Concentrating Investments in Mining Securities and Metal Investments” under “The Fund’s Main Investment Policies”:

As a fundamental policy, the Fund invests at least 25% of its investments in Mining Securities and Metal Investments.

2.     Please confirm that the Fund's post-waiver advisory fee will be the same for all share classes (as required under the Investment Company Act of 1940).

Yes, we confirm that the advisory fee, after the applicable waivers, will be the same for all share classes.

The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the amendment or this letter to Taylor V. Edwards at:

OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281-1008

Tel: (212) 323-5089
Fax: (212) 321-4071

tedwards@oppenheimerfunds.com

Sincerely,

/s/ Amee Kantesaria

Amee Kantesaria

Vice President & Assistant Counsel

OppenheimerFunds, Inc.

cc:     Gloria LaFond

          Nancy S. Vann, Esq.

          Kathleen T. Ives, Esq.
          Taylor V. Edwards, Esq.